FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES		OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response ...0.5
(Print or Type responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Haller, Ralph A.	2. Date of Event Requiring Statement (Month/Day/Year) 5/11/00	4. Issuer Name and Ticker or Trading Symbol US Data Authority, Inc.
(Last) (First) (Middle) 122 Baltimore Street		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X_ Director _____ 10% Owner _____ Officer (give _____ Other (Specify title below) below) _______________________________	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Gettysburg PA 17325	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		7. Individual of Joint/Group Filing (Check Applicable Law) _x_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common stock, $.02 par value	25,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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Form 3 (continued) Tale II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /S/ Ralph A. Haller 11/28/00

See 18 U.S.C. 1001 and 15 U.S.C 78ff(a). ** Signature of Reporting Person Date

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Required to respond unless the form displays a currently valid OMB Number.